Exhibit 99.(h)(16)

WisdomTree Rules-Based Methodology

WisdomTree India Equity Index and WisdomTree India Hedged Equity Index

Last Updated March 2024

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WISDOMTREE RULES-BASED METHODOLOGY

Methodology Guide for the WisdomTree India Equity Index and WisdomTree India Hedged Equity Index

1.        Index Overview and Description

The WisdomTree India Equity Index [referred to as “IEQ”] was developed by WisdomTree, Inc. (WT). The WisdomTree India Equity Index measures the stock performance of the 75 largest companies incorporated in India that pass WT’s selection, liquidity and market capitalization requirements. In September of each year, the IEQ is reconstituted, with each components’ weight adjusted based on its float-adjusted market capitalization, adjusted for an investable weighting factor that takes into account shares available to be purchased by foreign investors.

The India Equity Index is calculated to capture price appreciation and total return, which assumes dividends are reinvested into the Index. The IEQ is calculated using primary market prices. The IEQ is calculated in U.S. dollars. The WisdomTree India Hedged Equity Index [referred to as “IEH”] is designed to remove from index performance the impact of changes to the value of Indian Rupee relative to U.S. dollar.

The Index is reconstituted on an annual basis (following the close of trading on the third Friday in September1).

2.        Key Features

2.1.        Membership Criteria

To be eligible for inclusion in the IEQ, component companies must be covered by WisdomTree’s independent index calculation agent and must meet the minimal liquidity requirements established by WT. To be included in the IEQ, shares of such component securities need to have traded at least 250,000 shares per month for each of the six months preceding the “Screening Date” for the India Equity Index (after the close of trading on the last trading day in August).

Eligible component companies must have their shares listed on the Bombay (Mumbai) Stock Exchange and must be incorporated in India. Only securities whose foreign ownership restriction limits have yet to be breached are eligible for inclusion in the index. Companies need to have a market capitalization of at least $200 million on the “Indian Screening Date” (after the close of trading on the last trading day in August); shares of such companies need to have had a median daily dollar volume of at least $200,000 for each of the six months preceding the Indian Screening Date. Common stocks, tracking stocks and holding companies, including real estate holding companies, are eligible for inclusion. Security types that are excluded from the index are: limited partnerships, royalty trusts, passive foreign investment companies (PFICS), ADRs, preferred stocks, closed-end funds, exchange-traded funds, and derivative securities such as warrants and rights.

The top 75 companies by market capitalization that meet the selection criteria are selected as Index constituents.

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1 Annual rebalance commencing September 2024.

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2.2        Base Date and Base Value

The WisdomTree India Equity Index and WisdomTree India Hedged Equity Index were established with a base value of 200 on February 29, 2024.

2.3        Calculation and Dissemination

The following formula is used to calculate the index levels for the WisdomTree India Equity Index:

S i{SiPiEi}

D

Si = Number of shares in the index for Security i

Pi = Price of Security i

Ei = Cross rate of currency of Security i vs. USD. If security price in USD, Ei = 1

D = Divisor

The WisdomTree India Hedged Equity Index is designed to approximate the investable return available to U.S. based investors that seek to neutralize fluctuations on the Indian Rupee (INR). The total returns for the Index is calculated once a day on a daily basis to remove the impact of currency and uses a WM/Reuters 1-month forward rate to do so.

The WisdomTree India Hedged Equity Index will be calculated using forward amounts and foreign currency weights determined one business day prior to the month end—in accordance with the standard currency hedged calculations of WisdomTree’s independent index calculation agent. The precise calculation for the daily hedged currency index equals:

Where Forward Rate = WM/Reuters 1-month forward rate in foreign currency per U.S. dollar

Spot Rate = Spot Rate in foreign currency per U.S. dollar.

For each month m, there are d= 1, 2, 3, .. D calendar days so md is day d for month m and m0 is one business day prior to the month end of month m-1.

D=Total # days In Month

md= d day of Month m

WT_Hedged0 – previous month-end

WT_Unhedged0 – previous month-end

The Indexes are calculated whenever the stock exchanges are open. If trading is suspended while the exchange the component company trades on is still open, the last traded price for that stock is used for all subsequent Index computations until trading resumes. If trading is suspended before the opening, the stock’s adjusted closing price from the previous day is used to calculate the Index. Until a particular stock opens, its adjusted closing price from the previous day is used in the Index computation. Index values are calculated on both a price and total-return basis and disseminated on an end-of-day basis.

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2.4        Weighting

The WisdomTree India Equity Index is weighted by float-adjusted market capitalization. “Float-adjusted” means that the share amounts used in calculating the Index reflect only shares available to investors. Shares held by control groups, public companies and government agencies are excluded. The initial weight of a component in the Index at the annual reconstitution is derived by multiplying the company’s market capitalization by a second factor developed by Standard & Poor’s called the “Investability Weighting Factor” (IWF). The IWF is used to scale the market capitalization of each company by restrictions on shares available to be purchased. This “Float-adjusted Factor” is calculated for every component in the Index and then summed. Each component’s weight, at the Weighting Date, is equal to its Float-adjusted Factor divided by the sum of all Float-adjusted Factors for all the components in that Index. The Weighting Date is when component weights are set and it occurs after the close of trading on the second Friday of September (the “India Weighting Date”). The changes will go into effect after the close of trading on the third Friday of September (the “India Reconstitution Date”).

•	The maximum weight of any individual security is capped at 10% on the annual rebalance and the weights of all other components will be adjusted proportionally.

•	Should any sector achieve a weight equal to or greater than 30% of the Index’s, weight of companies will be proportionally reduced to 30%.

Should the “collective weight” of Index component securities whose individual current weights equal or exceed 5.0% of the Index, when added together, equal or exceed 50.0% of the Index, the weightings in those component securities will be reduced so that their collective weight equals 40.0% of the Index at the close of the current calendar quarter, and other components in the Index will be rebalanced to reflect their relative weights before the adjustment. Further iterations of these adjustments may occur until no company or group of companies violates these rules.

The following liquidity adjustment factors will be applied:

A further volume screen requires that a calculated volume factor (the median daily dollar volume for three months preceding the Screening Date/ weight of security in each index) shall be greater than $200 million to be eligible for each index. If a security’s volume factor falls below $200 million at the annual screening, but is currently in the Index, it will remain in the Index. The securities’ weight will be adjusted downwards by an adjustment factor equal to its volume factor divided by $400 million.

In the event a security has a calculated volume factor (average daily volume traded over the preceding three months / weight in the index) that is less than $400 million, its weight will be reduced such that weight after volume adjustment = weight before adjustment x calculated volume factor / $400 million. The implementation of the volume factor may cause an increase in the sector weights above the specified caps.

2.5        Dividend Treatment

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Normal dividend payments are not taken into account in the price Index, whereas they are reinvested and accounted for in the total return Index. However, special dividends that are not reinvested in the total return index require index divisor adjustments to prevent the distribution from distorting the price index.

2.6        Multiple Share Classes

In the event a component company issues multiple classes of shares of common stock, the share class with the highest average daily volume will be included. Conversion of a share class into another share class results in the deletion of the share class being phased out and an increase in shares of the surviving share class, provided that the surviving share class is in the Index.

3.        Index Maintenance

Index Maintenance includes monitoring and implementing the adjustments for company additions and deletions, stock splits, stock dividends, corporate restructurings, spins-offs, or other corporate actions. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the component companies in IEQ. Some corporate actions, such as stock issuances, stock buybacks, warrant issuances, do not require changes in the index shares or the stock prices of the component companies of the IEQ. Other corporate actions, such as special dividends, may require index divisor adjustments.

Any corporate action, whether it requires divisor adjustments or not, will be implemented after the close of trading on the day prior to the ex-date of such corporate actions, or when the Index Calculation Agent typically applies such corporate actions. Whenever possible, changes to the Index’s components, such as deletions as a result of corporate actions, will be announced at least two business days prior to their implementation date.

3.1.        Component Changes

Additions

Additions to the IEQ are made at the annual reconstitution according to the inclusion criteria defined above. Changes are implemented before the opening of trading on the first Monday following the closing of trading on the third Friday in September. No additions are made to the IEQ between annual reconstitutions, except in the cases of certain Spin-Off companies defined below.

Deletions

Shares of companies that are de-listed or acquired by a company outside of the Index are deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in composition of the Index. A component company that files for bankruptcy is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a company re-incorporates outside of a defined domicile it is deleted from the Index and the weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. If a component company is acquired by another company in the Index for stock, the acquiring company’s shares and weight in the Index are adjusted to reflect the transaction after the close of trading on the day prior to the execution date. Component companies that reclassify their shares (i.e. that convert multiple share classes into a single share class) remain in the Index, although index shares are adjusted to reflect the reclassification.

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3.2.        Spin-Offs and IPOs

Should a company be spun-off from an existing component company it is allowed to stay in the IEQ until the next annual reconstitution. The weights of the remaining components are adjusted proportionately to reflect the change in the composition of the Index. Companies that go public in an Initial Public Offering (IPO) and that meet all other Index inclusion requirements must wait until the next annual reconstitution to be included in the IEQ.

4.        Index Divisor Adjustments

Changes in the Index’s market capitalization due to changes in composition, weighting or corporate actions result in a divisor change to maintain the Index’s continuity. By adjusting the divisor, the Index value retains its continuity before and after the event. Corporate actions that require divisor adjustments will be implemented prior to the opening of trading on the effective date. In certain instances where information is incomplete, or the completion of an event is announced too late to be implemented prior to the ex-date, the implementation will occur as of the close of the following day or as soon as practicable thereafter. For corporate actions not described herein, or combinations of different types of corporate events and other exceptional cases, WT reserves the right to determine the appropriate implementation method.

Companies that are acquired, de-listed or that re-incorporate outside of a defined domicile in the intervening weeks between the Screening Date and the Reconstitution Date for the India Equity Index are not included in the IEQ, and the weights of the remaining components are adjusted accordingly.

5.        Selection Parameters

Selection parameters for the WisdomTree India Equity Index are defined in section 2.1 Companies that pass this selection criterion as of the Screening Date for the India Equity Index are included in the Index. The component companies are assigned weights in the Index as defined in section 2.4., and annual reconstitution of the Index takes effect as defined in section 3.1.

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